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Confidential	April 19, 2022

Mr. Larry Spirgel

Ms. Jan Woo

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)

Response to the Staff’s Comments on

Amendment No.8 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on April 8, 2022

Dear Mr. Larry Spirgel, Ms. Jan Woo and Mr. Jeff Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 18, 2022 on the Company’s Amendment No.8 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on April 8, 2022 (the “Amendment No.8”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.9 to the Registration Statement (the “Amendment No.9”) and certain exhibits via EDGAR for Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.9 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.9. To facilitate your review, we have separately emailed you a courtesy copy of the Amendment No.9, marked to show changes to the Amendment No.8. We would highly appreciate your prompt review of this Amendment No.9 and are looking forward to a favorable closure of this review process.

Cover Page

1.	Please revise your disclosure that you do not have revenue-generating operations in China to clarify that you have been growing your operations in Hong Kong and that you have cryptocurrency mining data centers in Hong Kong. Also, revise your disclosure on page 1 to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of the PRC and China.

The Company respectfully submits that it has developed Ethereum mining operation in Hong Kong but has no plan to further expand such Hong Kong-based operation. This is because the Company is focusing on growing its cryptocurrency mining operations in the United States. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 1 of the Amendment No.9 and made corresponding updates in the relevant disclosure in respect of the definition of the PRC and China.

***

Wilson Sonsini Goodrich & Rosati

威 爾 遜 • 桑 西 尼 • 古 奇 • 羅 沙 迪 律 師 事 務 所

Partners 合 夥 人: Weiheng Chen 陳 煒 恒, Dan Ouyang 歐 陽 丹*, Winfield Lau 劉 泳 暉

*Not Resident in Hong Kong

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

If you have any questions regarding the Amendment No. 9 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation